Exhibit 99.2

Management Analysis of the Financial Situation
and Operating Results

Management Discussion and Analysis

Three and Nine-Month Periods Ended November 30, 2010

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS/ MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the unaudited consolidated statements of earnings, financial position and cash flows of Neptune for the three-month and nine-month periods ended November 30, 2010, compared to the corresponding periods ended November 30, 2009.

This analysis, completed on January 11, 2011, must be read in conjunction with the Company’s interim consolidated financial statements as at and for the period ended November 30, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (”GAAP”).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2010, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. During the third quarter, the Company entered into new distribution agreements which cover new territories.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, Eco Krill OilTM (“EKOTM”) to its clientele at Health Ingredient Europe 2010 in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower specifications and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than these products. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

Neptune’s current annual production capacity of NKO® is 130,000 kg. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant production to start during the course of calendar 2012.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing and should conclude before the end of this fiscal year at the latest. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

During the third quarter, the Company realised a non-brokered private placement of $2,647 through the offering of common shares at a price of $1.85. Two important institutional investors participated in the financing. Also, toward the end of the quarter, 2,418,481 Conversion Call Options, issued to debenture holders who had previously decided to convert their debenture into Acasti shares in accordance with the debenture terms and conditions, were exercised at $0.50, resulting in the transfer of 2,418,381 Class A shares of Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of Conversion Call-Options in the amount of $1,209, as well as their ascribed value of $42, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

During the third quarter, Neptune continued its investor relation efforts in order to increase Neptune’s visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX-V.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus taken action against some of those companies in order to protect its intellectual property.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During the third quarter of the 2011 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti has advanced negotiations for a deal with an undisclosed partner to commercialize an OTC product. The product is presently in final development and is scheduled for market launch in 2011. Negotiations are ongoing with more selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Acasti reported preclinical results showing that its leading drug candidate, CaPre™, performed better than the currently marketed drug, Lovaza®, by increasing the HS-Omega-3 Index® 105% more than Lovaza®. The index measures an emerging risk factor for sudden death from coronary heart disease. These results indicate that on a per gram basis [total eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”)], CaPre™ scored 105% higher than Lovaza® on the HS-Omega-3 Index®; CaPre™ increased the index by 63% versus a 31% increase by Lovaza®. Considering that a unit increase of the HS-Omega-3 Index® is associated with about a 40% lower risk for sudden cardiac death (C. Albert et. al., NEJM, 2002), the current data suggest that a low dose of CaPre™ may help to prevent this condition and other heart-related morbidities. Lovaza® is the only FDA approved prescription fish oil solely indicated for the treatment of severe hypertriglyceridemia (very high triglycerides >500mg/dl). According to market research firm IMS Health, global sales of Lovaza® topped $1 billion in 2009, with $758 million of those sales originating from the U.S. by GlaxoSmithKline PLC (LSE/NYSE: GSK). GlaxoSmithKline PLC acquired the USA rights to Lovaza® from Reliant Pharmaceuticals Inc. in 2007 for $1.65 billion.

Acasti completed the preclinical program designed to compare the cardiometabolic effects of Acasti’s drug candidate CaPre™ versus prescription drug Lovaza®. Blood lipids were monitored in two animal models in order to assess and compare the efficacy of CaPre™ and Lovaza® over a 12-week treatment period. A low daily human equivalent dose of 1g CaPre™ reduced LDL-C (bad cholesterol) levels by 40% and increased HDL-C (good cholesterol) by 180% in a normal rat model (“SD”) while 4gr of Lovaza® did not show any significant effect. An even lower daily human equivalent dose of 0.5g CaPre™ was shown to be as efficient as 4g of Lovaza® in reducing triglycerides levels by 40-50% in obese rats with severe diabetes and high triglycerides (“ZDF”). The results suggest that a low (0.5g to 1g) daily dosing of CaPre™ is more effective than 4g Lovaza® in elevating HDL-C and lowering LDL-C and triglycerides. Taken together with the superior effects on regulating glucose tolerance and HS-Omega-3 index the data suggest that CaPre™ may be an effective alternative for the management of cardiometabolic disorders due to its therapeutic versatility and multiple applications including also a superiority over Lovaza® on Omegas-3 Index and impaired glucose tolerance.

Acasti entered the pharmaceutical market with the pre-launch of Onemia™, the company’s first medical food, which was announced on October 21, 2010 at the Cardiometabolic Health Congress meeting in Boston. Onemia™ is a pharmaceutical marine-based omega-3 phospholipid concentrate classified as a novel medical food, regulated by FDA and clinically proven safe and effective for the management of unmet medical needs associated with chronic cardiometabolic disorders. As a medical food, it is intended to fulfill the unique omega-3 and phospholipid requirements of illnesses associated with cardiometabolic disorders. Onemia™ will be formulated in a hard gelatin capsule to be taken alone or in combination with currently approved and prescribed cardiovascular drugs administered only under physician supervision and dispensed by medical recommendation and in some cases by prescription, in compliance with applicable FDA regulations. Onemia™ will be manufactured by Neptune and sold to Acasti.

Onemia™ targets cardiometabolic disorders and will be well positioned in this multibillion dollar market. Onemia™ will first be distributed through a unique subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ will provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize in the near future.

In accordance with the strategic plan initially established in 2008 for the development of Acasti, a total of 11,703,911 Acasti warrants have been exercised for total proceeds of $4,382, which details as follow: 3,285,530 Series II Acasti warrants exercised at $0.40; 5,418,381 Series III Acasti warrants exercised at $0.40; 3,000,000 Series V Acasti warrants exercised at $0.30. From the preceding transactions Neptune exercised 2,418,381 Series III Acasti warrants in order to deliver shares following the exercise of the same amount of Conversion Call Options as described above and exercised 3,000,000 Series III Acasti warrants and 2,970,000 Series V Acasti warrants, As a result of those transactions Neptune controls 76% of the votes and 57% of the participation in Acasti (See note 10 to the interim consolidated financial statement).

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease has now completed recruitment. The trial is being conducted in multiple sites in different provinces in Canada. Under the prescription drug products program, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug have been designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still at validating the process at large scale. Finally, NBP’s attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner are still in progress.

Principal consolidated financial information
(In thousands of dollars, except per share data)
	Three-month periods		Nine-month periods
	ended November 30		ended November 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Sales and research contracts	4,290	3,758	12,566	8,007
EBITDA[1]	135	440	1,543	(1,478)
Net income (loss)	1,801	2,023	2,552	(1,496)
Basic diluted earnings (loss) per share	0.04	0.05	0.06	(0.04)
Diluted earnings (loss) per share	0.04	0.05	0.06	(0.04)
Total assets	23,642	17,572	23,642	17,572
Working capital[2]	11,305	4,547	11,305	4,547
Shareholder equity	15,530	7,917	15,530	7,917
Book value per common share[3]	0.37	0.21	0.37	0.21
Long term debt	5,034	6,470	5,034	6,470

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

2

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

3

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the period. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net income (net loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairement of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-GAAP financial information
(Expressed in thousands, except per share amounts)
	Three-month period		Nine-month period
	ended November 30		ended November 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Net income (loss)	1,801	2,023	2,552	(1,496)
Add (deduct):
Amortization	236	178	694	526
Financial expenses	110	200	336	567
Stock-based compensation	151	127	460	382
Foreign exchange (gain) loss	92	54	28	685
Loss from sale of property, plant and equipment	99	-	99	-
Impairment of property, plant and equipment	139	-	139	-
Gain on dilution	(2,493)	(2,142)	(2,765)	(2,142)
EBITDA	135	440	1,543	(1,478)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ending February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	12,566	4,162	4,114	4,290
EBITDA[2]	1,543	676	732	135
Net income and diluted	2,552	477	274	1,801
Basic and diluted earnings per share	0.06	0.01	0.01	0.04

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss) and diluted	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic and diluted earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)

1	Impact of plant shut down during second quarter of fiscal 2010.

2

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non- monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the third quarter ended November 30, 2010, all revenues are generated by the nutraceutical segment with the exception of a small amount of revenue from a research contract in NeuroBioPharm. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the pre-commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial preparation for prescription drug program, CaPreTM. A for NeuroBioPharm, operations are limited to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate gross margins that vary between 40% and 50% depending on the country and the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti’s product OnemiaTM is at the pre-commercialization stage. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is in their case to generate short term revenue with the OTC and prescription medical food products. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment during the third quarter, Acasti’s operating activities generated a decrease in liquidities of $1,255 mostly related to its operating loss as well as to the changes in operating assets and liabilities. Acasti’s investing activities generated a decrease in liquidities of $1,000 related to purchase of short-term investments. Acasti’s financing activities generated a increase in liquidities of $4,300 related to the issuance of shares pursuant the exercise of warrants. Overall, as a result of all activities, Acasti increased its cash position by $2,044 to $2,052 as at November 30, 2010.

Selected financial information by segment is as follow:

Three-month period ended November 30, 2010
				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total
(Expressed in thousands)	$	$	$	$	$

Sales and research contracts	4,322	-	18	(50)	4,290

EBITDA	765	(565)	(65)	-	135

Net income (loss)	1,235	(601)	(74)	1,241	1,801

Total assets	19,773	3,662	207	-	23,642

Working capital	7,809	3,306	190	-	11,305

EBITDA calculation
Net income (loss)	1,235	(601)	(74)	1,241	1,801
add (deduct)
Amortization	233	3	-	-	236
Financial expenses	110	-	-	-	110
Stock-based compensation	109	33	9	-	151
Foreign exchange loss	92	-	-	-	92
Loss from sale of property, plant and equipment	99	-	-	-	99
Impairment of property, plant and equipment	139	-	-	-	139
Gain on dilution	(1,252)	-	-	(1,241)	(2,493)

EBITDA	765	(565)	(65)	-	135

The following table show selected financial information by segments :

Nine-month period ended November 30, 2010
				Elimination
	Nutraceutical	Cardiovascular	Neurological	and other	Total
(Expressed in thousands)	$	$	$	$	$

Sales and research contracts	12,588	-	62	(84)	12,566

EBITDA	3,069	(1,373)	(153)	-	1,543

Net income (loss)	2,927	(1,447)	(170)	1,242	2,552

Total assets	19,773	3,662	207	-	23,642

Working capital	7,809	3,306	190	-	11,305

EBITDA calculation
Net income (loss)	2,927	(1,447)	(170)	1,242	2,552
add (deduct)
Amortization	686	8	-	-	694
Financial expenses	336	-	-	-	336
Stock-based compensation	378	64	17	-	459
Foreign exchange loss	27	2	-	-	29
Loss from sale of property, plant and equipment	99	-	-	-	99
Impairment of property, plant and equipment	139	-	-	-	139
Gain on dilution	(1,523)	-	-	(1,242)	(2,765)

EBITDA	3,069	(1,373)	(153)	-	1,543

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2010 AND 2009 (UNAUDITED)

Revenue

Revenue for the third quarter continued to increase and amounted to $4,290 for the three-month period ended November 30, 2010, representing an increase of 14% compared to $3,758 for the three-month period ended November 30, 2009. Revenue amounted to $12,566 for the nine-month period ended November 30, 2010, representing an increase of 57% compared to $8,007 for the nine-month period ended November 30, 2009. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and to last year’s plant shut down. During a portion of the nine-month period ended November 30, 2009, the Company shut down its production plant for production capacity improvements, therefore the limited quantity of goods available for sale resulted into abnormally low revenues in the second quarter of 2009.

Virtually all of the Company’s sales are derived from the nutraceutical segments.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA decreased by 69% for the three-month period ended November 30, 2010 to $135 compared to $440 for the three-month period ended November 30, 2009. EBITDA increased by $3,021 for the nine-month period ended November 30, 2010 to $1,543 compared to $(1,478) for the nine-month period ended November 30, 2009. The lower EBITDA for the three-month period ended November 30, 2010 when compared to the corresponding period of the previous year is attributable to higher legal fees and investor relation expenses. The main reason for the nine-month period ended November 30, 2010 increased EBITDA over the corresponding period of last year are increased revenues and overall improved production performance. During a portion of the nine-month period ended November 30, 2009, the Company shut down its production plant for production capacity improvements, therefore the limited quantity of goods available for sale resulted into abnormally low EBITDA in the second quarter of 2009.

Net Income (Loss)

The Company realized a consolidated net income for the three-month period ended November 30, 2010 of $1,801 or $0.04 per share compared to a net income of $2,023 or $0.05 per share for the three-month period ended November 30, 2009. The Company realized a consolidated net income for the nine-month period ended November 30, 2010 of $2,552 or $0.06 per share compared to a net loss of $(1,496) or $(0.04) per share for the nine-month period ended November 30, 2009. During the three-month periods ended November 30, 2010 and 2009 the Company realized a gain on dilution of $2,493 and $2,142 respectively. The gain on dilution realized during the three-month period ended November 30, 2010 was slightly offset by the loss from sale of property, plant and equipment and the impairment of property, plant and equipment. During the three-month period ended November 30, 2010 the Company incurred more important expenses in operating, amortization and stock-based compensation when compared with the corresponding period of 2009. The cumulative effect of the elements described above and in the EBITDA section explains the difference in Net Income between the three-month periods ended November 30, 2010 and 2009. The increase in net income for the nine-month period ended November 30, 2010 over the corresponding period of 2009 is principally attributable to the considerable increase in sales level along with less important increase in the cost of sales and operating expenses for the nine-month period ended November 30, 2010. This improved performance is not only attributable, as mentioned here above, to higher sales level and to an overall improved production performance, but also to lower financial expenses, explained by a lower amount of long term debt carried on the balance sheet. These favourable variances were offset by an increase in two non-monetary expenses, amortization and stock based compensation.

TREASURY FLOW AND FINANCIAL SITUATION COMPARISON BETWEEN THE THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2010 AND 2009 (UNAUDITED)

Operating Activities

During the three-month period ended November 30, 2010, the operating activities generated a decrease in liquidities of $1,081, compared to a decrease of $854 for the corresponding three-month period ended November 30, 2009. During the nine-month period ended November 30, 2010, the operating activities generated a decrease in liquidities of $2,400, compared to a decrease of $965 for the corresponding nine-month period ended November 30, 2009. The difference in change in liquidities derived from the operating activities is mainly attributable to the slightly lower net income for the three month period ended November 30, 2010 over the corresponding period of 2009. The difference derived from operating activities from the comparable nine-month periods is attributable to the higher net decrease in operating assets and liabilities during the nine-month period ended November 30, 2010 compared to the corresponding period in 2009 principally as a result of the company’s increased investments in accounts receivable and inventories at November 30, 2010 compared to February 28, 2010. For the three months period ended, the change in operating assets and liabilities at November 30, 2010 is comparable to that in the corresponding period in 2009.

Investing Activities

During the three-month period ended November 30, 2010, the investing activities generated a decrease in liquidities of $2,008. This decrease is mainly due to investments in property, plant and equipment for an amount of $236 and to the purchase of short-term investments for $2,001. During the nine-month period ended November 30, 2010, the investing activities generated a decrease in liquidities of $2,479. This decrease is mainly due to investments in property, plant and equipment for an amount of $696 offset by the sale of equipment for $229 and to the purchase of short-term investments for $2,003. The investments in property, plant and equipment are mainly comprised of investments in manufacturing equipment.

Financing Activities

During the three-month period ended November 30, 2010, the financing activities generated an increase in liquidities of $4,598. This increase is mainly due to issuance of 1,430,540 shares pursuant to a private placement financing for an amount of $2,647, to the exercice of Acasti warrants for an amount of $1,241 and to the exercice of Call Options on Acasti shares for an amount of $1,209. During the nine-month period ended November 30, 2010, the financing activities generated an increase in liquidities of $6,023. This increase is mainly attributable to the issuance of an additional 1,068,000 shares following Debenture warrants exercise for an amount of $1,335, to the exercise of 1,086,400 Debenture Call Options on Acasti Shares for an amount of $272 and to the issuance of 870,000 shares pursuant to incentive stock options exercise for an amount of $218.

Overall, as a result of cash flows from all activities, the Company increased its cash by $1,477 and by $1,106, respectively, for the three-month and nine-month period ended November 30, 2010.

At November 30, 2010, the Company’s liquidity position, consisting of cash and short-term investments, was $5,204.

Also, at November 30, 2010, the Company had an authorized operating line of credit $1,000, of which an amount of $60 was used as well as an additional $200 for foreign exchange contract, all of which was also available.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

FINANCIAL POSITION

The following table details the important changes to the balance sheet at November 30, 2010 compared to February 28, 2010:

Increase
Accounts	(Reduction)	Comments
(In Thousands of dollars)
Cash	1,106	See cash flows statement
Short-term investments	2,003	Purchase of short-term investments
Receivables	2,024	Increased sales
Inventories	1,278	Purchase of raw material and increased production
Accounts payable and accrued liabilities	(220)	Timing
Convertible debenture	(468)	Conversion of outstanding debenture
Long-term debt	(773)	Reimbursement

PRIMARY ANNUAL FINANCIAL RATIOS

	November 30	February 28	November 30
	2010	2010	2009
Working Capital Ratio (current assets/current liabilities)[1]	3.78	2.05	2.08
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.32	0.78	0.82

* including convertible debentures for 2009 and 2010.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the period ended November 30, 2010 compared to the periods ended February 28, 2010 and November 30, 2009 mainly due to increases in short term assets, which included the increase in cash resources from the financing activities as previously detailed. The Company’s solvency ratio improved during the period ended November 30, 2010 compared to the period ended February 28, 2010 and to November 30, 2009 mainly due to the decrease and increase of the Company’s Debt and Shareholder’s Equity, respectively.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three and nine-month periods ended November 30, 2010, total royalties included in operating expenses amounted to $43 and $123 respectively, (three and nine-month periods ended November 30, 2009 - $69 and $111, respectively). As at November 30, 2010, the balance due to this company under this agreement amounts to $180 (February 28, 2010 - $175). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CHANGE TO ACCOUNTING POLICIES

New accounting policies:

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the unaudited interim consolidated statement of cash flows for the three-month and nine-month periods ended November 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. For the three and nine-month periods ended November 30, 2009, as a result of the correction, cash flows from operating activities (foreign exchange loss on cash) increased by $26 and $344, respectively, and the foreign exchange loss on cash held in foreign currencies was deducted, in the same amounts.

Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (''AcSB'') confirmed that Canadian generally accepted accounting principles (''GAAP''), as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (''IFRS''), as issued by the International Accounting Standards Board (''IASB''). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011-2012 interim and annual consolidated financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules.

The Company’s transition process from Canadian GAAP to IFRS has been initiated. A progress report was submitted to the Audit Committee on the status of the IFRS implementation in May, July and October 2010. Progress reporting to the Audit Committee on the status of the IFRS implementation will be provided on a quarterly basis.

The transition work plan to IFRS is outlined in the following tables:

Phase 1 : Initial Assessment Phase
Actions	High-level assessment to identify areas of accounting differences between Canadian GAAP and IFRS.

Rank their impact (high, medium or low priority) that may arise from the transition to IFRS.

Assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

Timetable	End of second quarter of 2010-2011.

Progress	Completed.

Phase 2 : Detailed Assessment and Design Phase
Actions	Each area of accounting differences between Canadian GAAP and IFRS identified in the initial phase will be further assessed in order of descending priority.

Specification of changes required to existing accounting policies, information systems, and business processes.

Analysis of possible IFRS choices and impacts for the presentation of the consolidated financial statements. Analysis and decisions made, including the Company’s selection of IFRS 1 exemptions at the date of transition, will be included in IFRS memos and approved by the External Auditors, which will then be submitted to the Audit Committee.

Preparation of draft consolidated financial statements and notes.

Timetable

We have prepared a detailed timetable that contemplates the bulk of the analysis that will be completed by the end of fiscal 2010-2011. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, and working group members’ availability.

Progress	At the end of the second quarter of 2010-2011, we commenced our analysis of certain IFRS standards that may have an impact on our Company. We expect to complete in accordance with our timetable.

Phase 3 : Implementation and Testing Phase
Actions	Execution of changes to information systems and business processes.

Completing formal authorization processes to approve recommended accounting policies changes.

Training programs for the Company’s finance and other staff, as necessary.

Culmination in the collection of financial information necessary to compile IFRS-compliant interim and annual consolidated financial statements, embedding IFRS in business processes, elimination of any unnecessary data collection processes and Audit Committee approval of IFRS financial statements.

Implementation also involves further training to staff as revised systems begin to take effect.

Timetable

By the end of the fourth quarter of 2010-2011, our opening balance sheet, comparative financial data under IFRS and changes regarding specification of changes required to existing accounting policies, information systems, and business processes will be completed.

In fiscal 2011-2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.

Progress

At the end of the second quarter of 2010-2011, we commenced compiling the financial data for our opening balance sheet based on the analysis of certain IFRS standards. We expect to complete in accordance with our timetable.

Key accounting area

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas.

Key accounting areas	Differences with potential impact for the Company
Functional currency	Documentation of sales currency, sales market currency, and the manufacturing costs currency.
Related party transactions	Lack of standards for transactions outside the ordinary course of business.
Convertibles debentures	Complexity of standards, required residual method.
Consolidation	Allocation of losses of subsidiaries to minority interest even if it results in a negative number and allocation of assets, net negative transfer.
Provisions	Lower recognition threshold for provisions, the concept of onerous contract.
Warrants	Reclassification of liabilities of any settlement option other than the issue of equity.
Property, plant and equipment	Component approach, capitalization of interest.
Share-based payment

Retrospectively treating each tranche of award under graded vesting as separate award: determination of fair value estimates and expense recognition, allocation of expenditure within the consolidated group.

Income taxes	Differences in defining the rate substantially in force, tax impact of differences quantified.
Presentation of financial statements	Approach by nature or function to the income statement, various disclosures.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result if changes to international standards currently in development between now and when the changeover is completed.

Information technology

We currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2010-2011 information that needs to be provided in accordance with IFRS during fiscal 2011-2012 (i.e. the first period of reporting completely under IFRS), as well as the information required in the opening balance sheet as at the transition date (March 1, 2010).

Internal controls over financial reporting and disclosure controls and procedures

Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.

Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise

The project to transition to IFRS is being led by the Corporate Accounting group in Laval. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis. Periodic meetings are held with management and the Audit Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period ended November 30, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended November 30, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three and nine-month periods ended November 30, 2010 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards and options to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at January 11, 2011, the total number of common shares issued by the Company and in circulation was 42,040,874 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 309,919 warrants and 3,131,625 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance